UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING
(Check one):
◻Form 10-K    ◻Form 20-F    ◻Form 11-K    ☒Form 10-Q    ◻Form 10-D   ◻Form N-CEN    ◻Form N-CSR
For Period Ended:        March 31, 2020
Transition Report on Form 10-K
Transition Report on Form 20-F
Transition Report on Form 11-K
Transition Report on Form 10-Q
 For the Transition Period Ended:     _____________________
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

_______________________________________________________________________________________________
PART I — REGISTRANT INFORMATION
Waterstone Financial, Inc.
(Full Name of Registrant)

Not Applicable
(Former Name if Applicable)

11200 West Plank Court
(Address of Principal Executive Office)

Wauwatosa, Wisconsin 53226
(City, State and Zip Code)

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
☒   (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒   (b) The subject annual report, semi-annual report, transition report on Form10-K, Form20-F, Form11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
◻ (c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
The Company is in the process of assessing the impact of a subsequent event.
On May 6, 2020, the Company was notified of an award for the plaintiff in a lawsuit in which the Company is defendant. This lawsuit has been included in the notes to consolidated financial statements in previously filed financial statements under the heading Herrington et al. v. Waterstone Mortgage Corporation.  On May 6, 2020, the arbitrator in this arbitration issued an award that would allow Herrington to recover $1.1 million in attorney fees and costs. The Company still retains the right to challenge the award in Court, through a motion to vacate or modify the award. Even if the award is confirmed and a judgment is entered, it retains its appellate rights to challenge the award. The Company continues to assess its avenues for appeal, and review criteria with respect to recognizing a loss contingency under relevant accounting principles to determine whether it is necessary to recognize a loss reserve with respect to this matter for approximately $1.1 million, as of March 31, 2020.

The Company intends to file its Quarterly Report on Form 10-Q for the period ended March 31, 2020 by May 15, 2020.

PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification
Mark R. Gerke, Chief Financial Officer	(414)	761-1000
(Name)	(Area Code)	(Telephone Number)

       (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ◻ No
       (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☐ Yes ☒ No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
Waterstone Financial, Inc.
(Name of Registrant as Specified in Charter)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Waterstone Financial, Inc.

Date: May 11, 2020	/s/ Mark R. Gerke
Name: Mark R. Gerke
Title: Chief Financial Officer